July 13, 2021

SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Metaurus Equity Component Trust (CIK# 0001688487)

Pre-Effective Amendment No. 3 to Registration Statement on Form S-1

Securities Act File No. 333-252549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Metaurus Equity Component Trust (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form S-1, so that it will become effective at 4:00 PM on July 15, 2021.

We request that we be notified of such effectiveness by a telephone call to Andrea McCarthy at (216) 566-5639.

Very truly yours,

Metaurus Equity Component Trust

By:	Metaurus Advisors LLC, its sponsor

By:	/s/ Richard P. Sandulli
Name: Richard P. Sandulli
Title: Co-Chief Executive Officer